SCULPTOR DIVERSIFIED REAL ESTATE INVESTMENT TRUST. INC.
9 West 57th Street, 40th Floor, New York, NY 10019

Via EDGAR

August 15, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3010CF/AD8
Washington, DC 20549
Attn:	Frank Knapp
Wilson Lee
Ruairi Regan
Pam Howell

Re:	Sculptor Diversified Real Estate Income Trust, Inc.
Registration Statement on Form 10
Filed July 5, 2023
File No. 000-56566

Ladies and Gentlemen:

This letter sets forth the confidential response of Sculptor Diversified Real Estate Income Trust, Inc., a Maryland corporation (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated August 1, 2023, pertaining to the Registration Statement on Form 10 (the “Registration Statement”) that was submitted to the SEC on July 5, 2023. The Company has prepared and submitted herewith Amendment No. 1 (“Am. No. 1”) to the Registration Statement in response to the comments from the Staff. We have included the Staff’s comments below, followed by the Company’s responses thereto.

Registration Statement on Form 10

Our Property Investments and CapGrow, page 5

1.	Please clarify what you mean by the statement that “this promote crystallizes every five years.”

Response:  The requested revision has been made. See page 7 of Am. No. 1.

2.
Please revise the table on page 9 to clearly reflect the controlling interest in CapGrow and reconcile the ownership percentages in the table with the disclosure on page 5, which states that you own an indirect controlling interest in CapGrow of 69.22%. Please also revise the organization chart to disclose the ownership and voting percentages held in the company.

Response: The requested revision has been made.  Please see p. 10 of Am. No. 1.

Fees Paid to the Advisor and Its Affiliates, page 10

3.
To the extent any fees have been paid to the advisor, please include a table of the fees paid or, if not, fees accrued through the most recent financial statements. This would include quantifying the organization and offering reimbursement expenses accrued to date. Please describe any termination fees that may be payable to your adviser, dealer manager or any of their affiliates. Additionally, please provide a hypothetical demonstrating how the performance allocation will be determined.

Response:  The requested revision has been made.  Please see pp. 11-14 of Am. No. 1.  Note that no termination fees are payable to the adviser, dealer manager or any of their affiliates.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 15, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

4.
We note your disclosure that rental revenues were driven primarily by the net growth in the size of your real estate portfolio which generated additional rental revenues. Please tell us what consideration you gave to providing period to period changes in same rental performance, including relative impact of rent rate changes.

Response: We have expanded our narrative to distinguish the impact of same store and asset acquisitions to our rental revenues for the periods presented. Please see pp. 26 and 28 of Am. No. 1.

5.	Please revise your disclosure here, or elsewhere as applicable, to describe how you monitor the credit quality of your tenants.

Response: The requested revision has been made.  Please see p. 24 of Am. No. 1.

6.
Please expand the discussion of interest rates to clarify whether the increased interest rates have had a material impact upon the financial statements and discuss the risks of increased interest rates going forward.

Response: The requested revision has been made.  Please see pp. 21-22 of Am. No. 1.

7.	Given your business of investing in commercial real estate, please provide disclosure of the potential risks and uncertainties in the market.

Response: The requested revision has been made.  Please see pp. 21-22 of Am. No. 1.

8.
We note that 50% of your rental income is attributable to one lessee. Please provide clear disclosure in the MD&A and business sections regarding the risks related to reliance upon one significant customer and clearly disclose, if true, that over 73% of your rental income is attributable to your 4 largest customers. Lastly, please clearly disclose the nature of the lease agreement with Sevita and file as an exhibit, if the company is substantially dependent upon the agreement.

Response: The requested revision has been made.  Please see pp. 5-7 and 24 of Am. No. 1.

The Company has entered into hundreds of separate lease agreements for 513 properties with approximately 48 entities that are subsidiaries of National Mentor Holdings, Inc., a Delaware corporation d/b/a “Sevita” (“Sevita”).  Those leases represent approximately 50% of CapGrow’s rental income for the six months ended June 30, 2023. None of the leases have cross-default provisions.  Sevita has entered into separate guarantee agreements for each lease with respect to 421 properties, representing approximately 42% of CapGrow’s rental income for the six months ended June 30, 2023.  The Company is not dependent on any one of these agreements and, accordingly, we have not filed any of those agreements as an exhibit.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 15, 2023

Item 5. Directors and Executive Officers, page 36

9.
We note that Mr. Pettinelli is the founder and CEO of CapGrow and manages the day to day business and affairs of CapGrow. Under Rule 405 of Regulation C, an executive officer of a subsidiary may be an executive officer of a registrant if he or she performs policy making functions. Please revise to clarify whether Mr. Pettinelli would be considered an executive officer. If so, please revise your registration statement accordingly, including the disclosures required by Items 401, 402, and 404 of Regulation S-K. If not, please supplementally provide us with your analysis.

Response: We previously considered whether Mr. Pettinelli should be named as an executive officer and concluded that he should not because Mr. Pettinelli is not authorized to make policy for CapGrow without the approval of the Company’s President or CEO.  CapGrow’s annual budget is set by the Company’s President and CEO, who direct Mr. Pettinelli to cause CapGrow to adhere to that budget.  Mr. Pettinelli is not authorized to vary from the budget without the approval of the Company’s President or CEO.

Receipt of Fees by Our Advisor and Its Affiliates, page 48

10.	Please revise to quantify all fees paid or accrued to your Advisor, or advise. See Item 404 of Regulation S-K.

Response: The requested revision has been made within the “Management Fee, Performance Participation and Expense Reimbursements” section of Am. No. 1.  Please see pp. 48-49 of Am. No. 1.

Market Price of and Dividends on the Registrant’s Common Equity, page 53

11.
We note your disclosure that as of July 5, 2023, there were 15,020,145 shares of your Class F common stock outstanding, held by a total of 2 holders, and 1,918,106 shares of your Class FF common stock outstanding, held by a total of 26 holders. It appears 15,000,000 of those shares are held by OPERF. Please reconcile this with Section 6.1 of your Articles which provides that No Person shall Beneficially Own or Constructively Own Shares to the extent that such Beneficial Ownership or Constructive Ownership of Shares would result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code or provide clear disclosure as to why the OPERF ownership does not result in the company being closely held within the meaning of Section 856(h).

Response: The requested revision has been made.  Please see p. 63 of Am. No. 1.

Index to Financial Statements

Consolidated Statements of Cash Flows (Unaudited), page F-5

12.
We note on page F-6 that the Successor column for the period from January 4, 2023 through March 31, 2023 reconciles to a cash and cash equivalents and restricted cash balance of negative $124,885 as of March 31, 2023, instead of positive $17,911. Please clarify and revise accordingly.

Response: Cash and cash equivalents at the beginning of the period under the Successor column for the period from January 4, 2023 through March 31, 2023 should have been $150,286 instead of $7,490 as shown in the original Form 10. After reflecting this change, cash and cash equivalents as of March 31, 2023 should tie to $17,911. We have updated the Successor column in the Am. No. 1 to reflect the correct amount, which should reconcile to the Company’s December 31, 2022 financial statements. The requested revision has been made.  Please see p. F-6 of Am. No. 1.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 15, 2023

3. Investments in Real Estate, Net

Business Combination, page F-13

13.	Please revise your disclosure to include a qualitative description of the factors that comprise the amount of goodwill recorded. We refer you to ASC 805-30-50-1a.

Response: The requested revision has been made.  Please see p. F-13 of Am. No. 1.

12. Rental Income, page F-23

14.
We note that your leases are structured as triple-net leases where tenants are responsible for the payment of all taxes, maintenance, repairs, insurance, environmental and other operating expenses relating to the residential and commercial real estate. From your disclosures, it appears that Sevita represents a major tenant that as of March 31, 2023 and December 31, 2022, occupies approximately 49% and 50%, respectively, of your units, with various expiration dates through March 2032. It appears your triple-net lease with Sevita represents a significant asset concentration. Please tell us your consideration to include full audited financial statements of Sevita within your filing to allow potential investors to evaluate risk to you related to this significant asset concentration.

Response: As noted above, 48 subsidiaries of Sevita have collectively entered into hundreds of separate leases for 513 of CapGrow’s homes.  There are no cross-default provisions in the leases, but Sevita has guaranteed leases on 421 properties through separate guarantee agreements for each of the applicable leases.  Sevita reportedly sold a 25% stake in itself to Madison Dearborn in May of 2022 at a roughly $3 billion valuation.1  The Company does not believe that the financial statements of Sevita would be helpful to investors.  Sevita’s affiliates enter into real estate leases in order to house adults with intellectual and developmental disabilities.  Under the Americans with Disabilities Act, states are generally required to place qualified adults with intellectual and developmental disabilities in community-based residential settings rather than in institutions whenever treatment professionals determine that such placement is appropriate and other conditions are met.  (See Olmstead v. L.C., 527 581, 119 S. Ct 2176 (1999).)  Sevita’s home- and community-based services, including the cost of housing under their leases with CapGrow, are funded by state waivers that are part of a state’s Medicaid program.2  Those funds are paid largely by Medicaid to the care provider on behalf of the individual residents.  When assessing the financial position of a tenant, the Company is focused on the ability of the tenant to make rental payments underlying the lease.  For existing tenants, this includes their track record of making timely payments, the source of funding (e.g., Medicaid), and to a lesser extent, information that can be gleaned from a review of their financial statements. If any of Sevita’s affiliates were to be unable to pay its rent, or if Sevita were to default on its guarantee, the Company expects that the state would find a new provider for the vast majority of the homes leased to Sevita’s subsidiaries so that residents would not be displaced from their homes.  Primarily due to Medicaid’s role in funding the cost of CapGrow’s leases, in 17 years, CapGrow reports that it has never had to write off rental income on account of failure to collect from a tenant.  Please see the disclosures at pp. 5-6, 35-36, 50-51, and F-24-F-25 of Am. No. 1 relating to Sevita and CapGrow’s reliance on Medicaid.

The financial statements of Sevita are provided to the Company on a confidential basis.  Sevita maintains that the Company is prohibited from including them in this Form 10.

1 Madison Dearborn to Buy 25% of Sevita at Roughly $3B Valuation - Behavioral Health Business (bhbusiness.com).  For closing date, see Sevita Health | Investments | Madison Dearborn (mdcp.com).
2 https://aspe.hhs.gov/reports/understanding-medicaid-home-community-services-primer-0

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 15, 2023

We note that the Company is a smaller reporting company and has fewer than 100 investors currently (all of whom are believed to be accredited investors).  The Company’s ongoing offering is limited to accredited investors.  The Company’s shares are not traded, and the Company has no intention of listing its shares on a national securities exchange.  The Company’s investors expect liquidity through repurchases by the Company not through sales to other investors.  We believe these facts support our view that providing the financial statements of Sevita are not warranted from a public policy perspective.

General

15.
Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share repurchase program.

16.
Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response: The Company acknowledges that it is responsible for analyzing the applicability of Regulation M to its share repurchase program. The Company has reviewed the applicability of Regulation M to its share repurchase program and has determined that the program is consistent with the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.

We would be happy to provide any additional information that might assist you in connection with this matter.  Please feel free to contact Robert Bergdolt at DLA Piper LLP (US) by email at rob.bergdolt@dlapiper.com or by phone at (919) 786-2002 with any questions or additional comments.

Very truly yours,

Sculptor Diversified Real Estate Income Trust, Inc.

By:	/s/ Steven E. Orbuch
	Name:	Steven E. Orbuch
	Title:	Chief Executive Officer

cc: Robert Bergdolt, Esq., DLA Piper LLP (US)